Press Release
[Graphic omitted] Ahold
                                                  Royal Ahold
                                                  Corporate Communications



                                           Date:  November 26, 2003
                           For more information:  +31 75 659 57 20


Ahold shareholders adopt all agenda items at annual general meeting in Amsterdam

o Peter Wakkie appointed Chief Corporate Governance Counsel and Corporate Executive Board member
o    Shareholders adopt 2002 financial statements
o    Rights issue approved
o    Amendments to Articles of Association approved
o Corporate Executive Board authorized to buy common shares on behalf of company
o Henny de Ruiter retires as Supervisory Board chairman, Karel Vuursteen takes over

Zaandam, The Netherlands, November 26, 2003 -- Ahold today announced that during its Annual General Meeting of Shareholders (AGM), the appointment of Peter Wakkie as Chief Corporate Governance Counsel and Corporate Executive Board member was approved. Wakkie's nomination was confirmed by 97.7% of the votes represented in the meeting. Precisely 563 shareholders representing some 482 million common shares -- approximately 40.5% of the total number of Ahold shares outstanding -- also adopted Ahold's 2002 financial statements and all other agenda items including the amendments to the Articles of Association during the AGM, which was held at the Amsterdam Passengers Terminal.

Amendments to Articles of Association

o    Authorized share capital
     The following amendments were adopted with regard to the authorized share capital:
     -- The authorized share capital of the Company has been increased to EUR 1,250,000,000 as a result of the increase of the authorized share capital of (i) the cumulative preferred shares from eight hundred thousand (800,000), of each EUR 500, to one million two hundred and fifty thousand (1,250,000), of each EUR 500, of (ii) the cumulative preferred financing shares from four hundred million (400,000,000), of each EUR 0.25 to five hundred million (500,000,000) of each EUR 0.25 and of (iii) the common shares from one billion two hundred million (1,200,000,000), of each EUR 0.25, to two billion (2,000,000,000), of each EUR 0.25.
     -- The number of series of cumulative preferred financing shares have been increased and a new subdivision of such series has taken place.

                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
http://www.ahold.com                              Fax:    +31 (0)75 659 8302
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
o    Shares
     The following amendment has been adopted with regard to shares:
     -- One share certificate ("global") for all bearer shares of common stock will be introduced.

o    Corporate Executive Board and Supervisory Board
     The following amendments have been adopted with regard to the Corporate Executive Board and Supervisory Board:
     -- A non-binding nomination has been introduced in respect of the appointment of members of the Corporate Executive Board as well as in respect of the appointment of members of the Supervisory Board. The nomination can include only one single person. A resolution to appoint a person as member of the Corporate Executive Board nominated by the Supervisory Board shall be adopted by an absolute majority of the votes cast.
     -- The reference to the deputy members of the Corporate Executive Board has been removed from the articles of association.
     -- The following provision will be included in the articles of association: A resolution to appoint a person as member of the Corporate Executive Board, not nominated by the Supervisory Board shall be adopted by an absolute majority of the votes cast, if such majority represents more than one-third of the issued share capital. The proposed resolution in respect of a resolution to suspend or dismiss a member of the Corporate Executive Board is similar. It has also been resolved to include in the articles of association a similar provision in respect of the appointment, suspension and dismissal of members of the Supervisory Board.
     -- The age limit for members of the Supervisory Board as currently included in the Articles of Association of the Company will be removed.

o    Distributions
     The following amendments have been adopted with regard to the distributions on the preferred financing shares:
     -- The distributions on the preferred financing shares have been linked up with the arithmetical average of the ten-year Euro SWAP rate.
     -- A transitional provision will be included in the articles of association of the Company for existing series of preferred financing shares. The dividend percentages for a particular series shall be adjusted for the first time as of the day when ten years have passed since the date on which for the first time a preferred financing share of a series was issued (and subsequently every ten years thereafter).

o    Authorization to acquire shares
     Shareholders authorized the Corporate Executive Board for a period of 18 months (i.e., up to May 26, 2005) to acquire as many ordinary shares of the Company as shall be permitted within the limits of the law and the Articles of Association. This has also been approved by the Ahold Supervisory Board. The price may not be lower than one eurocent and not higher than 105% of the average closing price of such shares at the Amsterdam Stock Exchange calculated over the five stock exchange days immediately preceding the date of acquisition.

Supervisory Board committee members named
During the meeting, the members of the Supervisory Board's three committees -- Nomination, Remuneration and Audit -- were named:
o Nomination Committee: Karel Vuursteen (chair), Cynthia Schneider and Sir Michael Perry
o Remuneration Committee: Sir Michael Perry (chair), Karel Vuursteen and Roland Fahlin
o    Audit Committee: Jan Hommen (chair), Lodewijk de Vink and Karel Vuursteen.

Set forth below are summaries of key points made in the addresses to shareholders by members of the Ahold Supervisory Board and Corporate Executive
Board:

Peter Wakkie:"Corporate governance a high priority at Ahold"
Commenting on corporate governance at Ahold during the shareholder meeting, Wakkie said: "Corporate governance will have a high priority at Ahold in order to regain the trust of all stakeholders. Ahold will incorporate the expected new law that will significantly improve the position of shareholders. With regard to the Tabaksblat code on corporate governance, Ahold will follow the code in principle, and intends to come forward with detailed proposals at a special shareholders' meeting on corporate governance in February 2004."

Henny de Ruiter: "Ahold has turned the corner"
"Ahold has published a very comprehensive report with respect to the year 2002," said Henny de Ruiter, outgoing chairman of the Ahold Supervisory Board. "It was a disastrous year, as I have said at previous Shareholders' Meetings, but I am at the same time happy that Ahold has recently turned the corner and has set again its sights on the future." De Ruiter admitted that both the Supervisory Board and the Executive Board felt responsible for the events at U.S. Foodservice that led to the announcement of February 24, 2003, but that they were equally misled by the sophisticated fraud perpetrated there. He commented on the negative impact of information withheld from the auditors regarding consolidation issues but was unable to provide more information because investigations were still continuing. De Ruiter commented on the appointments of senior executives, including (chronologically) Dudley Eustace, Anders Moberg and Hannu Ryopponen. He indicated that continuity of management dictates that a change in composition of the Supervisory Board must occur gradually. De Ruiter then formally retired from his position as Chairman of the Ahold Supervisory Board. Effective immediately, his successor will be Karel Vuursteen, a member of the Ahold Supervisory Board since May 7, 2002.

Anders Moberg: "Focused on the future"
"It is a pleasure for me to talk to you about Ahold, because we are now a company focused on the future," said Anders Moberg, Ahold President and CEO, in his address to shareholders. "To be sure, our past continues to instruct us every step of the way as we move forward to rebuild Ahold." Moberg opened with an outline of the milestones achieved by Ahold since the last shareholder's meeting, and described the main elements of the company's financing plan and strategy. "We launched the 'new Ahold' with the announcement of our 'Road to Recovery' three-year financing plan and strategy. This program is our commitment to Ahold's investors and all other stakeholders to rebuild the value of our company. We are eager for the challenge of turning what has been a loose collection of businesses into a single company with a single focus on creating durable value, based on a superior customer offer." Moberg expressed the importance of rebuilding relationships with stakeholders and strengthening accountability and corporate governance at Ahold.

He thanked those who had taken on leadership roles in the company during the period immediately following February 24 and particularly Henny de Ruiter, who was to retire as Chairman of the Supervisory Board later in the meeting. He closed with further remarks on Ahold's view of the past and vision of the future. "Ahold is emerging from the most difficult period in its history to embark with confidence on the road to recovery. Ahold is proud to have a number of new managers in key positions, dedicated staff, powerful brands and solid operating companies with good market positions, all of which will help us establish a robust platform for further value creation. Ahold will once again become a company in which you can take pride, and count on to deliver," Moberg concluded.

Hannu Ryopponen: "Publication of 3Q results signals return to reporting calendar"
"The results in the first three quarters of 2003 were disappointing," said Hannu Ryopponen. "In all business segments, we were faced with lower operating income partly related to the fact that we continue to suffer from the impact of the issues that Ahold announced on February 24, 2003, and subsequently compounded by very competitive conditions year to date in 2003 in most of our markets ... They reflect further slippage of operating income at U.S. Retail due to continued pressure on gross margins as a result of promotional activities and lower leverage on operating expenses and an increase in operating expenses at U.S. Foodservice due to lower gross margins. In Europe, operating income declined with a lower percentage than the run-rate for the first half-year of 2003 ... The publication of these results, as scheduled, signals a return to a normal and predictable financial reporting calendar for Ahold. We believe this is a very important step in recovering the confidence of our shareholders and the financial market."

Sir Michael Perry, GBE: "Bonus criteria demand dramatic near-term improvement" "We have aggressive challenges before us and we have created an aggressive bonus plan that reflects those challenges," said Sir Michael Perry, GBE, an Ahold Supervisory Board member and chairman of the nomination committee, commenting on the criteria of the bonus compensation for Anders Moberg. "The bonus criteria will be set annually by mutual agreement between the Supervisory Board and Mr Moberg. Criteria for 2004 will be developed as part of the overall remuneration policy going forward to be presented to shareholders next year. For the year 2003, the bonus will be calculated pro rata from the date of employment: May 5, 2003. If Mr Moberg achieves all of his performance criteria and delivers outstanding performance in 2003, then the maximum bonus will be 250% of his base salary. Seven criteria have been set for 2003. For pay-out to occur on any of the performance criteria, the target for that specific criterion must be fully met. The criteria have been grouped into three categories: Financial, Strategic and Stabilization." Sir Michael went on to describe the level of performance necessary in the three categories to initiate the bonus compensation.

Karel Vuursteen: "Thank you Henny!"

"Please allow me to say a few words to you and to thank you for the years you were chairman of Ahold," said incoming Supervisory Board chairman Karel Vuursteen to his predecessor Henny de Ruiter. "This company owes you a lot, much more than many people realize. I am of course referring to what happened in February, a crisis for which no one was prepared. In the most difficult situation in Ahold's existence, you did not hesitate. Your sense of duty did not fail when the company faced disaster. You did a tremendous job as interim CEO spending many days and many nights negotiating with lawyers, auditors and bankers. You kept all of us together, and by doing so, you kept Ahold alive. On behalf of us all, I would like to express our gratitude for what you did. We are both a bit too old to be overly worried about what we sometimes read in the papers. But I know it was not easy for you to read some of the things that were published. History, I am sure, will picture a different image of Henny de Ruiter, the man who made sure Ahold survived.
Henny, thank you very, very much."

Editors' note:
The full text of each of the presentations is available on the Ahold corporate website, www.ahold.com and is also available on request from Ahold Corporate Communications (corp.communications@ahold.com).




Ahold Corporate Communications, tel.: +31.75.659.5720


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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Ahold intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. There are important factors that could cause actual results to differ materially from the information set forth
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forward-looking statements and the factors that could cause actual results to differ materially from future results expressed or implied by these forward-looking statements, please see Ahold's public filings. Given these
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release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities
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